Exhibit 99.1

ELAN CORPORATION, PLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Tysabri Transaction

On February 6, 2013, Elan Corporation, plc (“Elan”) announced that it had agreed to transfer to Biogen Idec International Holding Ltd., an affiliate of Biogen Idec Inc. (“Biogen Idec”), all of Elan’s interest in the intellectual property and other assets related to the development, manufacture and commercialization of Tysabri (the “Tysabri Transaction”). Upon closing of the Tysabri Transaction, which occurred on April 2, 2013, Elan received an upfront cash payment of $3.25 billion, together with the following royalties on worldwide net sales of Tysabri:

•	12% of worldwide net sales of Tysabri for the twelve months beginning May 1, 2013;

and thereafter

•	18% of worldwide annual net sales of Tysabri up to $2 billion; and

•	25% of worldwide annual net sales of Tysabri exceeding $2 billion.

Upon closing of the Tysabri Transaction, the then existing collaboration arrangements with Biogen Idec, whereby worldwide Tysabri profits were split 50/50, terminated and Biogen Idec assumed sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialization of Tysabri.

Share Repurchases

On March 8, 2013, Elan commenced a tender offer, by way of a modified “Dutch Auction,” to purchase up to $1.0 billion of its outstanding ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”), with a price range between $11.25 and $13.00. On April 18, 2013, Elan announced that it had accepted for purchase approximately 88.9 million ordinary shares, representing 14.8% of Elan’s then outstanding ordinary shares, at a price of $11.25 per share, for an aggregate purchase price of $1.0 billion (the “First Share Repurchase”). Immediately following the consummation of the First Share Repurchase, Elan had outstanding approximately 510 million ordinary shares.

On May 20, 2013, Elan announced its intention to institute a second share repurchase program (the “Second Share Repurchase”, together with the First Share Repurchase, the “Share Repurchases”), whereby Elan would use up to $200 million of its available cash resources, including the net proceeds of this offering, to repurchase shares with the method to be detailed at a future date.

Debt Redemption

On April 2, 2013, Elan announced that it had issued an irrevocable notice of redemption to redeem all of the $600 million in aggregate principal amount of the then outstanding 6.25% Senior Notes due 2019 (the “2019 Notes”) (the “Debt Redemption”). The total redemption payment on the 2019 Notes was $706.7 million plus accrued and unpaid interest. The redemption was completed on May 2, 2013. In connection with the redemption, Elan will record a net charge on debt retirement of approximately $119 million in the second quarter of 2013, including a non-cash write-off of approximately $11 million related to unamortized deferred financing costs.

Debt Offering

On May 20, 2013, Elan announced that its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., intended to offer, subject to market conditions, $800.0 million in aggregate principal amount of Senior Notes due 2021, which aggregate principal amount was subsequently increased to $850.0 million (the “Notes”) (the “Debt Offering”). The Notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes will be fully and unconditionally guaranteed by Elan and certain of its subsidiaries. The net proceeds of the offering will be used for general corporate purposes, including working capital requirements, capital expenditures, acquisitions and share repurchases.

Theravance Transaction

On May 12, 2013, Elan entered into a royalty participation agreement pursuant to which Elan will purchase a participation interest in potential future royalty payments related to four respiratory programs partnered by Theravance, Inc. (“Theravance”) with Glaxo Group Limited (“Glaxo”): RELVAR™ ELLIPTA™/BREO™ ELLIPTA™, ANORO™ ELLIPTA™, MABA (Bifunctional Muscarinic Antagonist-Beta2 Agonist) monotherapy (GSK961081 or “MABA ‘081”), and vilanterol (“VI”) monotherapy, each of which is a treatment or a potential treatment for chronic obstructive pulmonary disease (“COPD”) or asthma. Under the terms of the participation agreement, Elan will make a one-time cash payment of $1.0 billion to Theravance in exchange for a 21% participation interest in the potential future royalty payments from the four programs earned by Theravance when, as and if received (the “Theravance Transaction”).

ELND005 (scyllo-inositol) Disposition

On May 19, 2013 Elan, through its wholly owned subsidiary, Elan Pharma International Limited (“EPIL”), entered into a transaction agreement with Nerano Pharma Limited (“Nerano”) (the “ELND005 Agreement”), pursuant to which Elan agreed to transfer (the “ELND005 Disposition”) the intellectual property and other assets related to ELND005 (scyllo-inositol) to a newly-formed company, Speranza Biopharma Limited (“Speranza”). Pursuant to the ELND005 Agreement, Elan will also transfer the Collaboration Agreement with Transition Therapeutics, Inc. (“Transition”) to Speranza. Elan has agreed to contribute $63.0 million to Speranza, which may only be used to fund the ELND005 business, and to advance a further $7.0 million to Speranza as a 10 year interest free loan. Nerano will also extend a $20.0 million 10 year interest free loan to Speranza. Pursuant to the ELND005 Agreement, EPIL will retain liabilities and claims relating to the ELND005 business arising prior to the closing of the transaction and Speranza will assume liabilities and claims relating to the ELND005 business arising after the closing of the transaction. Elan will also remain responsible for up to $3.0 million in retention bonuses or severance payments made by Speranza within 18 months of the ELND005 Disposition.

Pursuant to the ELND005 Agreement, Elan will receive royalty payments in the amount of 3% of worldwide sales of all ELND005 products (the “ELND0005 Royalty”) (subject to reduction in the case of generic competition and other limited circumstances) as well as an option to receive exclusive commercialization rights to ELND005 products in certain territories (the “Option Territories”). Elan may also receive two one-time $200.0 million milestone payments on the occurrence of each of the following events: (i) any sale, transfer or other disposal of the Speranza Group or all or substantially all of its business (which milestone will be subject to a deduction for all future milestone payments paid to Transition by Speranza, the maximum amount of which would be $93 million); and (ii) attainment by the Speranza Group of worldwide annual net income of $1.5 billion.

AOP Acquisition

On May 19, 2013, Elan and SASR Neunundvierzigste Beteiligungsverwaltung GmbH (“SASR”), a newly formed subsidiary of Elan, entered into a share purchase agreement for its pending purchase of AOP Orphan Pharmaceuticals Aktiengesellschaft (“AOP”) (the “AOP Acquisition”). AOP researches, develops, produces and distributes innovative drugs and administration methods for rare diseases. AOP focuses on haematology and oncology, cardiology and pulmonology, neurology and psychiatry, and metabolic and genetic disorders.

AOP is currently a privately owned company and is controlled by its founder and chief executive officer, Dr. Rudolf Stefan Widmann. AOP is based in Austria with a significant presence in Central and Eastern Europe.

The consideration payable under the AOP share purchase agreement consists of an initial purchase price of €263.5 million (approximately $338.3 million), composed of €175.7 million (approximately $225.6 million) in cash and €87.8 million (approximately $112.7 million) of Elan ordinary shares, each deliverable at closing. There are also potential post-close milestone payments of up to €270 million (approximately $346.7 million) that will become payable by Elan on the advancement of certain clinical programs to filing and regulatory acceptance.

The following unaudited pro forma condensed consolidated income statements for the year ended December 31, 2012 and for the three month period ended March 31, 2013 have been prepared to illustrate the effects of the Tysabri Transaction, the Debt Redemption and the Debt Offering — and solely for purposes of computing basic and diluted net loss per share from continuing operations, the First Share Repurchase and the Second Share Repurchase — as if they had occurred on January 1, 2012. The following unaudited pro forma condensed consolidated balance sheet at March 31, 2013 has been prepared to illustrate the effects of the Tysabri Transaction, the First Share Repurchase, the Debt Redemption, the Debt Offering and the Second Share Repurchase as if they had occurred on March 31, 2013.

The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on currently available information and certain assumptions Elan believes are reasonable. For the unaudited pro forma condensed consolidated financial information for the year ended December 31, 2012, except as disclosed in the accompanying notes, no adjustments have been made to take account of the trading or other transactions of Elan Corporation, plc and its subsidiaries since December 31, 2012. For the unaudited pro forma condensed consolidated financial information for the three month period ended, and as of, March 31, 2013, except as disclosed in the accompanying notes, no adjustments have been made to take account of the trading or other transactions of Elan Corporation, plc and its subsidiaries since March 31, 2013. The Unaudited Condensed Pro Forma Balance Sheet at March 31, 2013 and the Unaudited Condensed Pro Forma Consolidated Income Statements for the three month period ended March 31, 2013 and for the twelve months ended December 31, 2012 do not include any pro forma adjustments for the Theravance Transaction, the AOP Acquisition or the ELND005 Disposition as these transactions are not required to be included in the pro forma presentation.

Elan expects to incur material one-time charges in respect of both the Theravance Transaction and the ELND005 Disposition. Elan expects to incur a charge (i) in respect of the Theravance Transaction for the acquisition of Royalty Participation Interests in relation to products in development, which charge is anticipated to be more than half the purchase price of the acquired royalty participations and (ii) of approximately $60.0 million in respect of its cash contribution in connection with the ELND005 Disposition.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2012, has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto and the information included in “Operating and Financial Review and Prospects” in the Annual Report on Form 20-F of Elan Corporation, plc for the year ended December 31, 2012 (the “2012 Form 20-F”). The unaudited pro forma condensed consolidated financial information for the three month period ended, and as of, March 31, 2013 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated financial statements for the three month period ended, and as of, March 31, 2013 furnished to the Commission on Form 6-K on May 20, 2013.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of Elan’s actual results of operations or financial condition had the Tysabri Transaction, the First Share Repurchase, the Debt Redemption, the Debt Offering or the Second Share Repurchase been completed on the dates indicated above, and is not necessarily indicative of Elan’s results of operations or financial condition for any future period.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2012

	Actual	Pro Forma Adjustments for Tysabri Transaction		Pro Forma Adjustments for Debt Redemption		Pro Forma Adjustments for Debt Offering		Pro Forma Consolidated Income Statement
	(in millions, except per share data)
Continuing Operations:
Revenue	$0.2	$195.7	(2) (A) (i)	$—		$—		$195.9
Cost of sales	0.2	—		—		—		0.2

Gross margin	—	195.7		—		—		195.7
Selling, general and administrative expenses	113.6	—		—		—		113.6
Research and development expenses	95.0	—		—		—		95.0
Other net charges	168.9	—		—		—		168.9

Total operating expenses	$377.5	$—		$—		$—		$377.5

Operating (loss)/income	(377.5)	195.7		—		—		(181.8)
Net interest expense	56.6	—		(55.0	)(2) (B) (i)	55.1	(2) (C) (i)	56.7
Net loss on equity method investments	221.8	—		—		—		221.8
Net charge on debt retirement	76.1	—		—		—		76.1
Net investment losses	1.2	—		—		—		1.2

Net interest and investment losses	355.7	—		(55.0)		55.1		355.8

Net (loss)/income before income taxes	(733.2)	195.7		55.0		(55.1)		(537.6)
(Benefit from)/provision for income taxes	(360.5)	328.7	(2) (A) (ii)	6.9	(2) (B) (ii)	(6.9	)(2) (C) (ii)	(31.8)

Net loss for the year — continuing operations	$(372.7)	$(133.0)		$48.1		$(48.2)		$(505.8)

Basic and diluted net loss per share — continuing operations	$(0.63)							$(1.04	)(3)

Unaudited Pro Forma Condensed Consolidated Income Statement for the three month period ended March 31, 2013

	Actual	Pro Forma Adjustments for Tysabri Transaction		Pro Forma Adjustments for Debt Redemption		Pro Forma Adjustments for Debt Offering		Pro Forma Consolidated Income Statement
	(in millions, except per share data)
Continuing Operations:
Revenue	$0.2	$54.7	(4) (A) (i)	$—		$—		$54.9
Cost of sales	—	—		—		—		—

Gross margin	0.2	54.7		—		—		54.9
Selling, general and administrative expenses	29.0	—		—		—		29.0
Research and development expenses	19.4	—		—		—		19.4
Other net charges	18.7	—		—		—		18.7

Total operating expenses	$67.1	$—		$—		$—		$67.1

Operating (loss)/income	(66.9)	54.7		—		—		(12.2)
Net interest expense/(income)	9.1	—		(9.7	)(4) (C) (i)	13.8	(4) (D) (ii)	13.2
Net loss on equity method investments	14.9	—		—		—		14.9

Net interest and investment losses	24.0	—		(9.7)		13.8		28.1

Net (loss)/income before income taxes	(90.9)	54.7		9.7		(13.8)		(40.3)
(Benefit from)/provision for income taxes	(18.1)	6.8	(4) (A) (ii)	1.2	(4) (C) (ii)	(1.7	)(4) (D) (iii)	(11.8)

Net loss for the year — continuing operations	$(72.8)	$47.9		$8.5		$(12.1)		$(28.5)

Basic and diluted net loss per share — continuing operations	$(0.12)							$(0.06	)(5)

Unaudited Pro Forma Condensed Consolidated Balance Sheet at March 31, 2013

	Actual	Pro Forma Adjustments for Tysabri Transaction		Pro Forma Adjustments for First Share Repurchase		Pro Forma Adjustments for Debt Redemption		Pro Forma Adjustments for Debt Offering		Pro Forma Adjustments for Second Share Repurchase		Pro Forma Consolidated Balance Sheet
	(in millions)
Current Assets:
Cash and cash equivalents	556.1	3,185.0	(4) (A) (iii)	(1,015.0	)(4) (B) (i)	(728.7	)(4) (C) (iii)	830.0	(4) (D) (i)	(204.5	)(4) (E)	2,622.9
Restricted cash — current	15.4	—		—		—		—		—		15.4
Assets held for sale	195.2	(195.2	)(4) (A) (iii)	—		—		—		—		—
Accounts receivable	212.9	—		—		—		—		—		212.9
Investment securities — current	22.3	—		—		—		—		—		22.3
Inventory	—	—		—		—		—		—		—
Deferred tax assets — current	382.5	(370.9	)(4) (A) (iv)	—		—		—		—		11.6
Prepaid and other current assets	11.9	—		—		—		—		—		11.9

Total Current Assets	$1,396.3	$2,618.9		$(1,015.0)		$(728.7)		$830.0		$(204.5)		$2,897.0

Non-Current Assets:
Property, plant and equipment, net	9.2	—		—		—		—		—		9.2
Goodwill and other intangible assets, net	98.0	—		—		—		—		—		98.0
Equity method investments	18.0	—		—		—		—		—		18.0
Investment securities — non-current	8.7	—		—		—		—		—		8.7
Restricted cash — non-current	0.9	—		—		—		—		—		0.9
Deferred tax assets — non-current	64.6	(57.1	)(4) (A) (iv)	—		—		—		—		7.5
Other non-current assets	18.0	—		—		(11.5	)(4) (C) (iii)	20.0	(4) (D) (i)	—		26.5

Total Non-Current Assets	$217.4	$(57.1)		$—		$(11.5)		$20.0		$—		$168.8

Total Assets	$1,613.7	$2,561.8		$(1,015.0)		$(740.2)		$850.0		$(204.5)		$3,065.8

Current Liabilities:
Accounts payable	29.5	—		—		—		—		—		29.5
Accrued and other current liabilities	265.1	—		—		(18.6	)(4) (C) (iii)	—		—		246.5
Long-term debt	600.0	—		—		(600.0	)(4) (C) (iii)	—		—		—

Total Current Liabilities	$894.6	$—		$—		$(618.6)		$—		$—		$276.0

Non-Current Liabilities:
Long-term debt	—	—		—		—		850.0	(4) (D) (i)	—		850.0
Other liabilities	36.9	—		—		—		—		—		36.9

Total Non-Current Liabilities	$36.9	$—		$—		$—		$850.0		$—		$886.9

Total Liabilities	$931.5	$—		$—		$(618.6)		$850.0		$—		$1,162.9

Shareholders’ Equity:
Ordinary shares	36.7	—		(5.8	)(4) (B) (i)	—		—		(1.1	)(4) (E)	29.8
Additional paid-in capital	6,571.9	42.0	(4) (A) (iv)	(1,009.2	)(4) (B) (i)	—		—		(203.4	)(4) (E)	5,401.3
Accumulated surplus/(deficit)	(5,862.7)	2,519.8	(4) (A) (v)	—		(121.6	)(4) (C) (iii)	—		—		(3,464.5)
Accumulated other comprehensive loss	(63.7)	—		—		—		—		—		(63.7)

Total shareholders’ equity	$682.2	$2,561.8		$(1,015.0)		$(121.6)		$—		$(204.5)		$1,902.9

Total liabilities and shareholders’ equity	$1,613.7	$2,561.8		$(1,015.0)		$(740.2)		$850.0		$(204.5)		$3,065.8

Notes:

(1)	The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2012 and for the three months ended March 31, 2013, do not include the results of discontinued operations for Tysabri, Prothena and Elan Drug Technologies (now Alkermes plc).

(2)	The pro forma adjustments for the year ended December 31, 2012 are as follows:

(A)	Tysabri Transaction:

(i)	The adjustment of $195.7 million to revenue reflects the royalties that would have been payable to Elan by Biogen Idec for the year ended December 31, 2012, on the assumption that Elan received the royalty of 12% of global net sales of Tysabri from January 1, 2012. The global net in-market sales of Tysabri for the year ended December 31, 2012, were $1,631.1 million.

(ii)	The adjustment to (benefit from)/provision for income taxes of $328.7 million is comprised of the allocation of a $304.2 million non-recurring tax credit (which was included in the Consolidated Statement of Operations for the year ended December 31, 2012) primarily related to the recognition of a deferred tax asset to be utilized in relation to the gain from the disposal of the Tysabri business, and a $24.5 million income tax expense, reflecting the tax effect of the pro forma income statement adjustment for Tysabri royalty revenue ($195.7 million), calculated at the Irish statutory tax rate of 12.5%.

(B)	Debt Redemption:

(i)	The adjustments to net interest expense reflect the interest cost savings, and amortization of debt financing costs and original issue discount savings, assuming all of the 8.75% Senior Fixed Rate Notes due 2016 (the “8.75% Notes”) were redeemed on January 1, 2012 and the 2019 Notes were subsequently not issued. The total interest cost savings relating to the redemption of the 8.75% Notes and the 2019 Notes are $51.9 million. The remaining savings of $3.1 million relate to the amortization of deferred financing costs and original issue discount related to these notes.

(ii)	The adjustment to the income tax benefit consists of a $6.9 million decrease, reflecting the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(C)	Debt Offering:

Represents an offering of $850.0 million aggregate principal amount of the Notes.

(i)	The adjustments to interest expense reflect the estimated interest on the Notes, together with the amortization of the estimated debt financing costs, had the Notes been issued on January 1, 2012. The total interest expense related to the issuance of the Notes has been estimated at approximately $55.1 million for the year ended December 31, 2012, including an estimated amortization of debt financing costs of $2.0 million for the year ended December 31, 2012.

(ii)	The adjustments to the income tax benefit and expense of $6.9 million for the year ended December 31, 2012 reflects the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(3)	Pro forma basic and diluted net loss per share-continuing operations for the year ended December 31, 2012 was $1.04, which assumes pro forma weighted-average shares outstanding of 486.4 million. The pro forma weighted average shares outstanding of 486.4 million was calculated as 592.4 million shares (the denominator used in the computation of basic and diluted net loss per share-continuing operations for the year ended December 31, 2012, as extracted from the audited Consolidated Statement of Operations for the year ended December 31, 2012), less 88.9 million shares, which is the number of Ordinary Shares cancelled in connection with the First Share Repurchase based on the aggregate repurchase amount of $1.0 billion and purchase price of $11.25 per share; less 17.1 million shares, which is the estimated number of Ordinary Shares cancelled in connection with the Second Share Repurchase based on an aggregate repurchase amount of $200.0 million and an estimated purchase price of $11.67 per share, the closing price of the ADSs on the New York Stock Exchange on May 17, 2013.

(4)	The pro forma adjustments for the three month period ended March 31, 2013 are as follows:

(A)	Tysabri Transaction:

(i)	The adjustment of $54.7 million to revenue reflects the royalties that would have been payable to Elan by Biogen Idec for the three month period ended March 31, 2013, on the assumption that Elan received the royalty of 12% of global net sales of Tysabri from January 1, 2013. The global net in-market sales of Tysabri for the three month period ended March 31, 2013, were $456.0 million.

(ii)	The adjustment to (benefit from)/provision for income taxes of $6.8 million reflects the tax effect of the pro forma income statement adjustment for Tysabri royalty revenue ($54.7 million), calculated at the Irish statutory tax rate of 12.5%.

(iii)	The adjustment to cash and cash equivalents reflects the receipt of the $3.25 billion payment made by Biogen Idec on the close of the Tysabri Transaction, less estimated transaction costs of $35.0 million and cash taxes of $30.0 million. The adjustment to assets held for sale of $195.2 million reflects the disposal of the Tysabri assets upon the closing of the Tysabri Transaction.

(iv)	The adjustments to deferred tax assets ($370.9 million current; $57.1 million non-current) reflect the utilization of deferred tax assets in relation to the gain from the disposal of the Tysabri business. The adjustment of $42.0 million to additional paid-in capital reflects the recognition of a credit, in connection with the Tysabri Transaction, relating to tax windfalls associated with equity awards for which Elan had recorded no income statement expense.

(v)	The adjustment to accumulated surplus reflects the estimated gain of $2,519.8 million (comprised of the $3.25 billion payment made by Biogen Idec on the close of the Tysabri Transaction, less the write-off of held for sale assets of $195.2 million, the estimated cash tax of $30.0 million and estimated costs of the Tysabri Transaction of $35.0 million), net of estimated non-cash tax of $470 million. The net gain on the disposal of the Tysabri business will be presented in discontinued operations.

(B)	First Share Repurchase:

(i)	The adjustment to cash and cash equivalents reflects the repurchase of Elan Corporation, plc Ordinary Shares for a total of $1.0 billion, stamp duty tax of $10.0 million and estimated associated transaction costs of $5.0 million. The adjustments to ordinary shares of $5.8 million and additional paid-in capital of $1,009.2 million reflect the cancellation of the Elan Corporation, plc Ordinary Shares after the repurchases, and are based on the tender offer purchase price of $11.25 per share for all of the repurchased Ordinary Shares, and estimated tax and transaction costs of $15.0 million.

(C)	Debt Redemption:

(i)	The adjustments to net interest expense reflect the interest cost savings, and amortization of debt financing costs, assuming the 2019 Notes were not issued. The total interest cost savings relating to the redemption of the 2019 Notes are $9.4 million. The remaining savings of $0.3 million relate to the amortization of deferred financing costs related to these notes.

(ii)	The adjustment to the income tax benefit consists of a $1.2 million decrease, reflecting the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(iii)	The pro forma adjustments reflect the repayment of the $600.0 million of aggregate principal amount of the 2019 Notes, the payment of a make-whole redemption premium of $109.1 million (calculated based on a redemption date of March 31, 2013 for the purposes of this pro forma financial information; the actual make-whole redemption premium is $106.7 million based on an actual redemption date of May 2, 2013), accrued interest of $18.6 million and estimated transaction costs of $1.0 million, and the write-off of deferred transaction costs related to the 2019 Notes of $11.5 million. The pro forma consolidated income statement does not reflect the make-whole redemption premium, the transaction costs and the write-off of deferred transaction costs as these are non-recurring items.

(D)	Debt Offering:

Represents an offering of $850.0 million aggregate principal amount of the Notes.

(i)	The adjustment of $830.0 million to cash and cash equivalents reflects proceeds of $850.0 million net of debt issuance costs, which are estimated to be $20.0 million. The actual amount of net cash proceeds will be determined once the offering has been completed, and may be greater or less than the $830.0 million net cash proceeds assumed for the purposes of calculating this pro forma condensed consolidated financial information.

(ii)	The adjustments to interest expense reflect the estimated effective interest rate, including the amortization of the estimated debt financing costs issue had the Notes been issued on January 1, 2012. The total interest expense related to the issuance of the Notes has been estimated at approximately $13.8 million for the period ended March 31, 2013, including an estimated amortization of debt issuance costs expenses of $0.5 million for the period ended March 31, 2013.

(iii)	The adjustments to the income tax benefit and expense of $1.7 million for the period ended March 31, 2013 reflects the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(E)	Second Share Repurchase

The adjustment to cash and cash equivalents reflects the share repurchases of Elan Corporation, plc Ordinary Shares for a total of $200.0 million, stamp duty tax of $2.0 million and estimated associated transaction costs of $2.5 million. The adjustments to ordinary shares of $1.1 million and additional paid-in capital of $203.4 million reflect the cancellation of the Elan Corporation, plc Ordinary Shares after the repurchases, and are based on an estimated purchase price of $11.67 per share for all of the repurchased Ordinary Shares, the closing price of the ADSs on the New York Stock Exchange on May 17, 2013, and estimated tax and transaction costs of $4.5 million.

(5)	Pro forma basic and diluted net loss per share-continuing operations for the three month period ended March 31, 2013 was $0.06, which assumes pro forma weighted-average shares outstanding of 490.7 million. The pro forma weighted average shares outstanding of 490.7 million was calculated as 596.7 million shares (the denominator used in the computation of basic and diluted net loss per share-continuing operations for the three month period ended March 31, 2013, as extracted from the unaudited Condensed Consolidated Statement of Operations for the three month period ended March 31, 2013), less 88.9 million shares, which is the number of Ordinary Shares cancelled in connection with the First Share Repurchase based on the aggregate repurchase amount of $1.0 billion and purchase price of $11.25 per share; less 17.1 million shares, which is the estimated number of Ordinary Shares cancelled in connection with the Second Share Repurchase based on an aggregate repurchase amount of $200.0 million and an estimated purchase price of $11.67, the closing price of the ADSs on the New York Stock Exchange on May 17, 2013.